Exhibit 99.1

NEWS RELEASE

Endeavour Silver Exploration Update:  Additional Drilling Continues to
Expand Three New Silver Zones in San Pedro Area, Guanacevi, Durango

Vancouver, Canada – September 23, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announces that additional exploration drilling on its San Pedro properties at the Guanacevi Mines project in Durango State, Mexico continues to expand three new zones of high grade silver-gold (lead-zinc) mineralization.

Highlights of the latest drill results include 1,295 grams per tonne silver, 0.45 gpt gold, 1.46% lead and 2.95% zinc over 0.35 m (37.8 oz per ton silver over 1.1 feet) within a larger interval of 3.95 m grading 325 gpt silver and 0.16 gpt gold (9.5 opt silver over 13.0 feet) in drill hole NB2-1 on the C vein.

Barry Devlin, Vice President of Exploration, stated, “These new drill intercepts on the C vein and other mineralized structures at San Pedro continue to demonstrate the high grade potential of this area.  We expect the 2008 drill results will allow us to delineate an initial resource for San Pedro by year end.”

High grade silver-gold mineralization was intersected in an additional eight drill holes on three separate vein zones to the north of Endeavour’s operating Porvenir silver mine at Guanacevi, as follows:

Hole	Vein	From	Core Length	True Width	Silver	Gold	Lead	Zinc
		(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)
NB1-1	C Vein	122.45	1.05	0.53	333	0.1	0.53	0.91
	Vein	30.90	1.60	0.92	551	0.1	1.29	0.69
	Manto	298.30	1.30	1.00	392	0.32	2.22	3.92
NB1-2	C Vein	120.05	2.30	1.99	810	0.2	2.32	4.01
NB1-3 NB2-1	Including C Vein	120.65 171.20	0.45 2.40	0.39 1.54	3,068 388	0.7 0.29	8.51 1.35	15.66 2.70
	Including	171.55	0.35	0.22	1,155	0.73	3.77	7.48
	C Vein	153.45	3.95	3.42	325	0.16	0.73	1.60
DR6-1	Including	156.30	0.35	0.30	1,295	0.45	1.46	2.95
	Vein	196.30	2.95	1.95	385	0.37	0.40	1.48
	Stockwork	106.75	1.53		367	1.22	0.06	0.18
DR7-1 VR1-1	Manto	61.00	3.05		264	0.43	0.01	0.03
	Stockwork	18.30	13.73		1.73	0.44	0.07	0.00
	Including	28.98	1.53		412	0.07	0.05	0.00
VR2S-1	Manto	82.35	1.53		262	0.32	0.01	0.01

Endeavour acquired the San Pedro properties in late 2007 and commenced systematic drilling of the numerous veins on the property early this year in order to boost the silver-gold resources close to its Guanacevi mines and plant. In June, 2008, Endeavour announced the first new silver-gold discoveries in the district (see June, 18, 2008 news release).

The NB drill holes are important because they have defined a strong, high grade silver-gold (lead-zinc) mineralized vein over a 100m length by 100 m depth, still open in all directions. C vein is just one of six newly discovered silver mineralized zones now being drilled by Endeavour at San Pedro.

The VR drill holes continue to outline silver mineralization in both the Veronica vein and underlying manto, and the DR holes appear to be defining an extension to the old Desengano mine which produced high grade silver manto ores historically and again in the 1980’s and 90’s.

An additional 2,000 m of drilling is planned for the San Pedro area to year-end in order to follow up on these multiple newly discovered silver mineralized zones.

Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.